
May 16, 2013

Via E-mail
Mr. Dominic J. Caruso
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: **Johnson & Johnson**
               Form 10-K for the Fiscal Year Ended December 30, 2012
               Filed February 22, 2013
               File No. 001-03215

Dear Mr. Caruso:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Joel Parker

                                       Joel Parker
                                       Accounting Branch Chief